EXHIBIT 99(e)
 (6)       POSTEMPLOYMENT BENEFITS FOR THE COMPANY AND HL&P

           The Company and HL&P adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employer's Accounting for Postemployment Benefits", effective January 1, 1994. SFAS No. 112 requires the recognition of a liability for benefits, not previously accounted for on the accrual basis, provided to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement. In the Company's and HL&P's case, this liability is principally health care and life insurance benefits for participants in the long-term disability plan. As required by SFAS No. 112, the Company and HL&P expensed the transition obligation (liability from prior years) upon adoption, and recorded a one-time, after-tax charge to income of $8.2 million in the first quarter of 1994. Ongoing 1994 charges to income are expected to be immaterial.

 (7)       ENVIRONMENTAL AND CABLE REGULATIONS

   (b) IMPACT OF THE CABLE TELEVISION CONSUMER PROTECTION AND COMPETITION ACT OF 1992 ON KBLCOM INCORPORATED (KBLCOM). In March 1994, the Federal Communications Commission (FCC) issued its revised benchmark rules (Rate Rule II) as well as its interim cost-of-service rule (Interim COS Rule). Each of these rules became effective on May 15, 1994. Rate Rule II revises the "benchmark formulas" established by the FCC in May 1993. Under Rate Rule II (which will be applied prospectively), cable operators must reduce their existing rates to the higher of (i) the rates calculated using the revised benchmark formulas (Revised Benchmarks) or (ii) a level 17% below such cable operators' rates as of September 30, 1992, adjusted for inflation. Cable operators which cannot or do not wish to comply with the Revised Benchmarks may choose to justify their existing rates under the Interim COS Rule. The Interim COS Rule establishes a cost-of-service rate system similar to that used in the telephone industry. KBLCOM expects that it will incur increased administrative burdens under these new rules, and that the Revised Benchmarks will impose some additional reductions in KBLCOM's rates for regulated services. The extent of the anticipated decline in revenues cannot be determined at this time, but will have an adverse impact on KBLCOM's financial position and results of operations.

                                   -17-

  (8)      JOINTLY-OWNED NUCLEAR PLANT

   (d) NUCLEAR INSURANCE. HL&P and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverages as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $500 million in primary property damage insurance from American Nuclear Insurers (ANI). Additionally, the owners of the South Texas Project maintain the maximum amounts of excess property insurance available through the insurance industry, $2.25 billion. This excess property insurance coverage consists of $850 million of excess insurance from ANI and $1.4 billion of excess property insurance coverage through participation in the Nuclear Electric Insurance Limited (NEIL) II program. Under NEIL II, HL&P and the other owners of the South Texas Project are subject to a maximum assessment, in the aggregate, of approximately $15.9 million in any one policy year. The application of the proceeds of such property insurance is subject to the priorities established by the United States

           Nuclear Regulatory Commission (NRC) regulations relating to the safety of licensed reactors and decontamination operations.

           Pursuant to the Price Anderson Act, the maximum liability to the public for owners of nuclear power plants, such as the South Texas Project, was decreased from $9.3 billion to $9.2 billion effective June 3, 1994. Owners are required under the Act to insure their liability for nuclear incidents and protective evacuations by maintaining the maximum amount of financial protection available from private sources and by maintaining secondary financial protection through an industry retrospective rating plan. The assessment of deferred premiums provided by the plan is $75.5 million per reactor subject to indexing for inflation, a possible 5% surcharge (but no more than $10 million per reactor per incident in any one year) and a 3% state premium tax. HL&P and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan.

           There can be no assurance that all potential losses or liabilities will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance could have a material adverse effect on HL&P's and the Company's financial condition.

   (e) NUCLEAR DECOMMISSIONING. HL&P and the other co-owners of the South Texas Project are required by the NRC to meet minimum decommissioning funding requirements to pay the costs of decommissioning the South Texas Project. Pursuant to the terms of the order of the Public Utility Commission of Texas (Utility Commission) in Docket No. 9850, HL&P is currently funding decommissioning costs with an independent trustee at an annual amount of $6 million. This funding level was estimated to provide approximately $146 million in 1989 dollars at the time of scheduled decommissioning. In May 1994, an outside consultant estimated HL&P's portion of decommissioning costs to be approximately $318 million in 1994 dollars with a corresponding funding level of $16 million per year. The consultant's calculation of decommissioning costs for financial planning purposes used the DECON methodology (prompt removal/dismantling), one of three alternatives acceptable to the NRC, and assumed deactivation of Unit No. 1 and Unit No. 2 upon expiration of their 40 year operating licenses. HL&P is currently in a rate proceeding, see
           Note 9(e) of the Notes to the Company's Consolidated and HL&P's Financial Statements in this Report. Until the issuance of an order in the pending rate proceeding, the exact funding level in excess of the minimum NRC requirements cannot be determined.
           While the current funding levels exceed minimum NRC requirements, no assurance can be given that (i) the amount held in the trust will be adequate to cover the actual decommissioning costs of the South Texas Project or (ii) the assumptions used in estimating decommissioning costs will ultimately prove to be correct.

   (g) LOW-LEVEL RADIOACTIVE WASTE. In response to the federal Low-Level Radioactive Waste Policy Act of 1980 which assigns responsibility for low-level waste disposal to the states, Texas has created the Texas Low-Level Radioactive Waste Disposal Authority (Waste Disposal Authority) to build and operate a low-level waste disposal facility. HL&P's portion of the State of Texas assessment for the development work on this facility was approximately $0.7 million in 1994 and will be approximately $1.3 million for 1995. Nuclear facilities in Texas formerly had access to the low-level waste disposal facility at Barnwell, South Carolina which was closed in June 1994 to generators of radioactive waste located in states which are not members of the Southeast compact.

           HL&P has constructed a temporary low-level radioactive waste storage facility at the South Texas Project which will be utilized for interim storage of low-level radioactive waste prior to the opening of the Texas Low-Level Radioactive Waste Site. The Waste Disposal Authority currently estimates that the Texas site could begin receiving waste in mid-1997.